Filed Pursuant to Rule 433

Dated May 11, 2021

Registration Statement: No. 333-251156

The Charles Schwab Corporation

$500,000,000 FLOATING RATE SENIOR NOTES DUE 2026

$1,000,000,000 1.150% SENIOR NOTES DUE 2026

$750,000,000 2.300% SENIOR NOTES DUE 2031

SUMMARY OF TERMS

Issuer:	The Charles Schwab Corporation (“CSC”), a Delaware corporation

Expected Ratings: (Moody’s / S&P / Fitch)*	A2 (Stable) / A (Stable) / A (Stable)

Security Type:	Senior Unsecured Notes

Pricing Date:	May 11, 2021

Settlement Date:	May 13, 2021 (T+2)

	Floating Rate Senior Notes due 2026 (the “2026 Floating Rate Senior Notes”)	1.150% Senior Notes due 2026 (the “2026 Senior Notes”)	2.300% Senior Notes due 2031 (the “2031 Senior Notes”)
Principal Amount:	$500,000,000	$1,000,000,000	$750,000,000

Maturity Date:	May 13, 2026	May 13, 2026	May 13, 2031

Interest Payment Dates:	February 13, May 13, August 13, and November 13, commencing on August 13, 2021	May 13 and November 13, commencing on November 13, 2021	May 13 and November 13, commencing on November 13, 2021

Interest Record Dates:	January 30, April 29, July 30, and October 30	April 29 and October 30	April 29 and October 30

Day Count:	Actual/360	30/360	30/360

Benchmark Treasury:	N/A	0.750% UST due April 30, 2026	1.125% UST due February 15, 2031

Benchmark Treasury Price / Yield:	N/A	99-24+ / 0.798%	95-17 / 1.622%

Spread to Benchmark Treasury:	N/A	+40 bps	+70 bps

Yield to Maturity:	N/A	1.198%	2.322%

Coupon:	Compounded SOFR (as defined under “Description of the Notes - Interest - Floating Rate Notes” in the preliminary prospectus supplement dated May 11, 2021) +52 bps	1.150%	2.300%

Public Offering Price:	100.000%	99.768%	99.805%

Gross Proceeds to CSC:	$500,000,000	$997,680,000	$748,537,500

Underwriting Discount per note paid by CSC:	0.600%	0.600%	0.650%

Aggregate Underwriting Discount paid by CSC:	$3,000,000	$6,000,000	$4,875,000

Net Proceeds to CSC (after the underwriting discount, but before deducting offering expenses):	$497,000,000	$991,680,000	$743,662,500

Optional Redemption: Make-Whole Call:	N/A	On or after November 13, 2021 and prior to April 13, 2026, CSC may redeem some or all of the 2026 Senior Notes at any time at a redemption price equal to the greater of (i) 100% of the principal amount of the 2026 Senior Notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of interest and principal thereon (exclusive of interest accrued and unpaid to, but not including, the redemption date), assuming for this purpose that the 2026 Senior Notes would mature on April 13, 2026, discounted to the redemption date on a semiannual basis at the Treasury Rate plus 7.5 basis points, plus, in either case, accrued and unpaid interest to, but not including, the redemption date.	On or after November 13, 2021 and prior to February 13, 2031, CSC may redeem some or all of the 2031 Senior Notes at any time at a redemption price equal to the greater of (i) 100% of the principal amount of the 2031 Senior Notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of interest and principal thereon (exclusive of interest accrued and unpaid to, but not including, the redemption date), assuming for this purpose that the 2031 Senior Notes would mature on February 13, 2031, discounted to the redemption date on a semiannual basis at the Treasury Rate plus 12.5 basis points, plus, in either case, accrued and unpaid interest to, but not including, the redemption date.

Par Call:	On or after April 13, 2026, CSC may redeem some or all of the 2026 Floating Rate Senior Notes at any time at a redemption price (calculated by CSC) equal to 100% of the principal amount of the 2026 Floating Rate Senior Notes to be redeemed plus accrued and unpaid interest to, but not including, the redemption date.	On or after April 13, 2026, CSC may redeem some or all of the 2026 Senior Notes at any time at a redemption price (calculated by CSC) equal to 100% of the principal amount of the 2026 Senior Notes to be redeemed plus accrued and unpaid interest to, but not including, the redemption date.	On or after February 13, 2031, CSC may redeem some or all of the 2031 Senior Notes at any time at a redemption price (calculated by CSC) equal to 100% of the principal amount of the 2031 Senior Notes to be redeemed plus accrued and unpaid interest to, but not including, the redemption date.

CUSIP / ISIN:	808513BQ7 / US808513BQ70	808513BR5 / US808513BR53	808513BS3 / US808513BS37

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC Morgan Stanley & Co. LLC Wells Fargo Securities, LLC

Senior Co-Manager:	Goldman Sachs & Co. LLC

Co-Managers:	Barclays Capital Inc. BNY Mellon Capital Markets, LLC HSBC Securities (USA) Inc. TD Securities (USA) LLC U.S. Bancorp Investments, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.

The Issuer has filed a registration statement (including a preliminary prospectus supplement and accompanying prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and accompanying prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and accompanying prospectus if you request it by calling BofA Securities, Inc. toll-free at (800) 294-1322, Citigroup Global Markets Inc. toll-free at (800) 831-9146, Credit Suisse Securities (USA) LLC toll-free at (800) 221-1037, J.P. Morgan Securities LLC collect at (212) 834-4533, Morgan Stanley & Co. LLC at (866) 718-1649 or Wells Fargo Securities, LLC at (800)-645-3751.

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